EX 99.1

FOR IMMEDIATE RELEASE
VELTI REPORTS THIRD QUARTER 2011 RESULTS

•	Company Announces Acquisition of UK's Mobile Interactive Group, Extending Velti's Lead as World's Largest Mobile Marketing Platform

•	Company Raises 2011 Guidance
Dublin, Ireland and San Francisco, CA - November 15, 2011- Velti plc (Nasdaq: VELT),the world's leading mobile marketing and advertising technology provider announced its financial results for the third quarter ended September 30, 2011.
"Our record-setting third quarter results are attributable to the strength of our technology platform, our expanded global footprint and rapid growth in our end markets," said Alex Moukas, Chief Executive Officer. "As we look forward to 2012, we are excited about our global market leadership position, our growing roster of blue chip clients, and the overall growth in smart phones and mobile marketing spending. With the acquisition of MIG we now have a solidified global leadership position for serving our growing roster of blue chip clients in the face of surging growth in smart phones and mobile marketing spending."
The Company also announced today the acquisition of Mobile Interactive Group ("MIG"), the UK's largest mobile marketing company. MIG's global partnership with Skype and its Facebook-integrated Interactive Broadcast Platform have won MIG accolades as a pioneer in bridging social media, mobile marketing and mobile commerce transactions. MIG was named the fastest growing privately owned technology firm in the UK and EMEA, in a report earlier this year by Deloitte. Velti will pay a minimum consideration of $25 million, including $20 million of cash at closing. Depending on MIG's performance, Velti may pay up to an additional $34 million over time through 2013, using a multiple of 7.5 times adjusted EBITDA. Velti expects the transaction to be accretive and to contribute positive EBITDA in the first full quarter after closing.
Q3 Financial Highlights

•	Revenue of $38.2 million, an increase of 85% from Q3 2010,driven by overall growth in smart phones, increased mobile marketing spend, and new blue chip clients;

•	Adjusted EBITDA of $5.6 million, compared with $3.3 million in Q3 2010, an increase of 73%;

•	GAAP net income attributable to Velti of $0.6 million and EPS of $0.01 compared with a net loss of $6.0 million and EPS of $(0.16) for Q3 2010; and

•	Adjusted net loss of $1.1 million and adjusted EPS of $(0.02) compared with an adjusted net loss of $3.9 million and adjusted EPS of $(0.10) for Q3 2010
Q3 Business Highlights
During Q3, the Company:

•	Won a number of new, blue chip customers across geographies, including, among others Budget Rent A Car, Days Inn, Jack in the box, Revel Entertainment, and Safeway Stores;

•	Expanded its relationships with existing customers like Disney, Ford, GM, Groupon, HP, Johnson & Johnson, Motorola, Nissan, Orange, T-Mobile and Vodafone;

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Won the prestigious 2011 OMMA (Online Media, Marketing and Advertising) Global Award for its Integrated Online Campaign for National Geographic's documentary, "The Last Lions" resulting in over a quarter million mobile consumers engaged;

•	Opened additional sales offices in such high growth markets as Turkey, Dubai and Brazil;

•	Saw continued acceleration in rich media advertising spending, consistent with the surge of 44% in smart phone shipments relative to Q3 2010; and

•	Committed to becoming free cash flow positive by the fourth quarter of 2012.
For the third quarter ended September 30, 2011, Velti reported revenue of $38.2 million, compared with $20.6 million in the third quarter ended September 30, 2010. On a GAAP basis, net income attributable to Velti for the quarter ended September 30, 2011 was $0.6 million, or $0.01 per share, compared with a net loss of $6.0 million, or $(0.16) per share, for the quarter ended September 30, 2010. On a non-GAAP basis, adjusted net loss for the quarter ended September 30, 2011 was $1.1 million, or $(0.02) per share compared with an adjusted net loss of $3.9 million, or $(0.10) per share for the quarter ended September 30, 2010. Adjusted EBITDA for the quarter ended September 30, 2011 was $5.6 million, compared with $3.3 million for the quarter ended September 30, 2010. Included in these results is $13.7 million of third party costs, a portion of which is in preparation for a high volume of large mobile marketing campaigns in the fourth quarter. For the third quarter ended September 30, 2011, Velti reported DSO's for trade receivables of 82 days based on trailing twelve months' revenue.
Business Outlook
Velti is announcing increased organic and consolidated guidance for the fiscal year ending December 31, 2011. The recent Air2Web and MIG acquisitions are expected to contribute approximately $4.0 million in Q4 revenue and $(2.0) million in adjusted EBITDA. Both transactions are expected to begin contributing positively to adjusted EBITDA in the first full quarter after closing, namely Q1 2012. On a consolidated basis, Velti offers the following guidance for 2011:

Previous Revenue Guidance Updated Revenue Guidance: Organic: Acquisitions:	$172.0 - $177.0 million $180.0 - $185.0 million $176.0 - $181.0 million Approx. $4.0 million
Previous Adjusted EBITDA Guidance: Updated Adjusted EBITDA Guidance: Organic: Acquisitions:	$52.0 - $54.0 million $52.0 - $54.0 million $54.0 - $56.0 million Approx. ($2.0) million
Velti's goal is to continue to be the foremost mobile marketing technology company and offer the most widely adopted SaaS platform for mobile marketing and advertising. Since 2009, the Company has focused its technology acquisition and development, deployment, and sales efforts on making its platform, Velti mGage, a standard for planning, delivering, analyzing and optimizing end-to-end mobile marketing campaigns around the world.
Conference Call and Webcast Information
The Velti third quarter 2011 teleconference and webcast are scheduled to begin at 4:30 p.m., Eastern Time on Tuesday, November 15, 2011. To participate in the live call, analysts and investors should dial (877) 415-4117 or (708) 290-1138 (international), conference ID# 18078474 at least ten minutes prior to the call. The call will also be simulcast on the Internet at http://investors.velti.com. A replay of the call will be available on the Events section of the investor website at http://investors.velti.com/events.cfm for three months.To listen to the telephone replay, call toll-free (855) 859-2056 or (404) 537-3406 (international), conference ID# 18078474. The telephone replay will be available from 7:30 PM Eastern Time November 15 through November 30, 2011. Additional investor information can be accessed at http://www.velti.com.
Use of Non-GAAP Measures
This press release includes non-GAAP financial measures such as adjusted EBITDA, adjusted net income and adjusted earnings per share. These non-GAAP financial measures are not a measure of financial performance or liquidity calculated in accordance with accounting principles generally accepted in the U.S., referred to herein as GAAP, and should be viewed as a supplement to, not a substitute for, our results of operations presented on the basis of GAAP. Reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures is detailed in the table below.
Our non-GAAP measures should be read in conjunction with the corresponding GAAP measures. These non-GAAP financial measures have limitations as an analytical tool and you should not consider them in isolation from, or as a substitute for, analysis of our results as reported in accordance with GAAP.
We define adjusted net income (loss) by excluding foreign exchange gains or losses, share-based compensation expense, non-recurring and acquisition related expenses, deferrals of net profits of our equity method investments related to transactions with us, and acquisition-related depreciation and amortization.
We define adjusted EBITDA by excluding from adjusted net income (loss), gains or losses from our equity method investments, the remaining depreciation and amortization, the provision for income taxes, net interest expense, and other income.
Adjusted net income (loss) and adjusted EBITDA are not necessarily comparable to similarly-titled measures reported by other companies.
Adjusted income (loss) per share is adjusted net income (loss) divided by diluted shares outstanding.
We believe these non-GAAP financial measures are useful to management, investors and other users of our financial statements in evaluating our operating performance because these financial measures are additional tools to compare business performance across companies and across periods. We believe that:

•
these non-GAAP financial measures are often used by investors to measure a company's operating performance without regard to items such as interest expense, taxes, depreciation and amortization and foreign exchange gains and losses, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired; and

•
investors commonly use these non-GAAP financial measures to eliminate the effect of restructuring and share-based compensation expenses, one-time non-recurring expenses, and acquisition-related expenses, which vary widely from company to company and impair comparability.

 We use these non-GAAP financial measures:

•	as a measure of operating performance to assist in comparing performance from period to period on a consistent basis;

•	as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations;

•	as a primary measure to review and assess the operating performance of our company and management team in connection with our executive compensation plan incentive payments; and

•	in communications with our board of directors, stockholders, analysts and investors concerning our financial performance.
Note to Financial Statements
The financial information in this announcement does not constitute statutory financial statements as defined in Article 102 of the Companies (Jersey) Law 1991. Copies of our annual report and financial statements will be available at our registered office: First Floor, 28-32 Pembroke Street Upper, Dublin 2, Republic of Ireland or can be downloaded at the Company's website at www.velti.com.
Forward-Looking Statements
"Safe harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements including statements regarding expected growth, continued expansion as the leading global provider of integrated, comprehensive mobile marketing and advertising technology and the adoption of our SaaS platform. The achievement or success of the matters covered by such forward-looking statements involve risks, uncertainties and assumptions, and if any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the company's results could differ materially from the results expressed or implied by the forward-looking statements we make. These risks and uncertainties include - but are not limited to - risks associated with our ability to continue to expand as the leading global provider of integrated, comprehensive mobile marketing and advertising technology, expand our customer base, achieve the benefits of our acquisitions, keep pace with technological and market developments and remain competitive against potential new entrants into our markets. Further information on these and other factors that could affect the company's results is included in our Annual Report on Form 20-F and our current reports on Form 6-K filed with the Securities and Exchange Commission and in other filings we may make with the Securities and Exchange Commission from time to time.
Velti assumes no obligation and does not intend to update these forward-looking statements, except as required by law.
About Velti
Velti is a leading global provider of mobile marketing and advertising technology and solutions that enable brands, advertising agencies, mobile operators and media to implement highly targeted, interactive and measurable campaigns by communicating with and engaging consumers via their mobile devices. The Velti platform, called Velti mGage™, allows customers to use mobile and traditional media to reach targeted consumers, engage the consumer through the mobile Internet and applications, convert them into customers and continue to actively manage the relationship through the mobile channel. Velti is a publicly-held corporation based in Jersey, and trades on the NASDAQ Global Select Market under the symbol VELT. For more information, visit www.velti.com.
The Velti logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=7438
Reconciliation to Adjusted EBITDA
The following is an unaudited reconciliation of adjusted EBITDA to net income (loss) before non-controlling interest, the most directly comparable GAAP measure, for the periods presented (in thousands, except per share data):

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2011	2010	2011	2010
Reconciliation to adjusted EBITDA:	(in thousands except per share amounts)
Net income (loss) before non-controlling interest	$623	$(6,067)	$(40,425)	$(17,718)
Adjustments:
Foreign exchange (gains) losses	(8,777)	(1,004)	(6,974)	1,052
Non-cash share based compensation(1)	3,773	2,920	23,626	5,327
Non-recurring and acquisition-related expenses(2)	2,404	—	11,681	—
Loss from equity method investments(3)	109	—	1,398	—
Depreciation and amortization - acquisition related	795	295	2,387	851
Adjusted net loss	$(1,073)	$(3,856)	$(8,307)	$(10,488)
Loss (gain) from equity method investments - other	(371)	630	(1,015)	2,107
Depreciation and amortization - other	4,993	2,548	11,263	7,245
Income tax expense	482	1,110	3,440	670
Interest expense, net	1,482	2,826	4,584	5,193
Other income	120	—	34	—
Adjusted EBITDA	$5,633	$3,258	$9,999	$4,727

Adjusted net loss per share - basic	$(0.02)	$(0.10)	$(0.15)	$(0.28)

Adjusted net loss per share - diluted	$(0.02)	$(0.10)	$(0.15)	$(0.28)

Basic shares	61,595	38,160	53,914	37,792

Diluted shares	61,595	38,160	53,914	37,792

(1) In March 2011, certain performance based deferred share awards granted to employees in 2009 were approved for vesting. The performance metrics of these awards were set at the time of grant based on then current projections of company performance under IFRS for 2009 and 2010. These metrics did not contemplate our conversion to US GAAP, the impact of acquisitions completed during 2009 and 2010, or the impact on our results of preparing for and completing our US public offering. Due to the judgment required to reconcile actual company performance with the original metrics, it was determined that any vesting would be required to be treated as a modification under the guidance in ASC 718. This required the fair value of the awards to be remeasured on the vesting approval date, with the incremental fair value charged to expense over the remaining vesting period. As a result, we recognized additional compensation expense of approximately $10.5 million during the nine months ended September 30, 2011. Similarly, in May 2010, we allowed for the vesting of certain deferred share awards granted to employees in 2008 under IFRS based on then current projections of company performance under IFRS for 2008 and 2009. As a result of this modification, we recognized additional compensation expense of approximately $1.1 million during the nine months ended September 30, 2010. Share based expenses were included in the condensed consolidated statements of operations for the three and nine months ended September 30, 2010 and 2011 as follows:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2011	2010	2011	2010
	(in thousands)
Datacenter and direct project	$601	$183	$2,980	$356
General and administrative	1,342	1,011	10,218	1,733
Sales and marketing	1,127	1,388	7,022	2,552
Research and development	703	338	3,406	686
	$3,773	$2,920	$23,626	$5,327

(2) Non-recurring and acquisition-related expenses in 2011 included primarily acquisition-related expenses incurred related to completed acquisitions, interest expense related to recognition of the remaining debt discount upon repayment of certain loan facilities, interest expense related to an additional fee due to one of our lenders related to our IPO, and other non-recurring items offset by the reversal of a one-time tax liability accrual related to pre-IPO performance share awards that were released to employees in 2010.
(3) Loss (gain) from equity method investments represents deferral of our equity investments' net profits related to transactions with Velti.

Velti plc
Consolidated Statements of Operations
(in thousands, except per share amounts)
(unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2011	2010	2011	2010
Revenue:
Software as a service (SaaS) revenue	$25,545	$14,987	$76,374	$36,348
License and software revenue	10,091	3,883	16,959	14,304
Managed services revenue	2,552	1,752	8,763	8,130
Total revenue	38,188	20,622	102,096	58,782
Cost and expenses:
Third-party costs	13,746	4,997	35,096	18,080
Datacenter and direct project costs	4,127	1,570	12,218	4,370
General and administrative expenses	10,260	5,882	34,137	15,162
Sales and marketing expenses	7,785	6,179	27,364	17,131
Research and development expenses	2,814	1,656	9,207	4,639
Acquisition related charges	—	—	7,603	—
Depreciation and amortization	5,788	2,843	13,650	8,096
Total cost and expenses	44,520	23,127	139,275	67,478
Loss from operations	(6,332)	(2,505)	(37,179)	(8,696)
Interest expense, net	(1,482)	(2,826)	(6,363)	(5,193)
Gain (loss) from foreign currency transactions	8,777	1,004	6,974	(1,052)
Other expense	(120)	—	(34)	—
Gain (loss) before income taxes, equity method investments and non-controlling interest	843	(4,327)	(36,602)	(14,941)
Income tax expense	(482)	(1,110)	(3,440)	(670)
Income (loss) from equity method investments	262	(630)	(383)	(2,107)
Net income (loss)	623	(6,067)	(40,425)	(17,718)
Net income (loss) attributable to non-controlling interest	25	(19)	(75)	(60)
Net income (loss) attributable to Velti	$598	$(6,048)	$(40,350)	$(17,658)
Net income (loss) attributable to Velti per share:
Basic	$0.01	$(0.16)	$(0.75)	$(0.47)
Diluted	$0.01	$(0.16)	$(0.75)	$(0.47)
Weighted average number of shares outstanding for use in computing per share amounts:
Basic	61,595	38,160	53,914	37,792
Diluted	63,926	38,160	53,914	37,792

Velti plc
Condensed Consolidated Balance Sheets
(in thousands, except share and per share amounts)
(unaudited)

	September 30,	December 31,
	2011	2010
ASSETS
Current assets:
Cash and cash equivalents	$140,389	$17,354
Trade receivables (including related party receivables of $0.2 million and $3.7 million as of September 30, 2011 and December 31, 2010, respectively), net of allowance for doubtful accounts	36,549	39,114
Accrued contract receivables (including related party receivables of $2.4 million and $0 as of September 30, 2011 and December 31, 2010, respectively)	42,419	33,588
Prepayments	19,738	9,533
Other receivables and current assets (including related party receivables of $2.1 million and $731,000 as of September 30, 2011 and December 31, 2010, respectively)	47,745	28,307
Total current assets	286,840	127,896
Non-current assets:
Property and equipment, net	3,802	3,253
Intangible assets, net	50,974	45,650
Equity investments	2,403	2,328
Goodwill	18,510	18,451
Other assets	11,710	11,590
Total non-current assets	87,399	81,272
Total assets	$374,239	$209,168
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$20,832	$32,514
Accrued liabilities	15,773	27,515
Deferred revenue and current portion of deferred government grant	4,841	2,849
Current portion of acquisition related liabilities	18,975	8,529
Current portion of long-term debt and short-term financings (including related party debt of $0 and $500,000 as of September 30, 2011 and December 31, 2010, respectively)	3,293	50,430
Income tax liabilities	10,289	9,875
Total current liabilities	74,003	131,712
Non-current liabilities:
Long-term debt	6,973	19,685
Deferred government grant - non-current	3,719	4,335
Retirement benefit obligations	542	447
Acquisition related liabilities - non-current	—	10,915
Other non-current liabilities	9,341	5,805
Total liabilities	94,578	172,899
Commitments and contingencies
Shareholders' equity:
Share capital, nominal value £0.05, 100,000,000 ordinary shares authorized; 61,670,396 and 38,341,760 shares issued and outstanding as of September 30, 2011 and December 31, 2010, respectively	5,137	3,397
Additional paid-in capital	341,997	50,415
Accumulated deficit	(59,708)	(19,358)
Accumulated other comprehensive income (loss)	(7,881)	1,639
Total Velti shareholders' equity	279,545	36,093
Non-controlling interests	116	176
Total equity	279,661	36,269
Total liabilities and shareholders' equity	$374,239	$209,168

For further information, please contact:

Velti plc Wilson W. Cheung Chief Financial Officer wcheung@velti.com
Paul W. Clausing Vice President, Finance pclausing@velti.com

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